SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                         SEC File Number 0-24015


                           NOTIFICATION OF LATE FILING


(Check One):  /_/ Form 10-K   /_/ Form 20-F   /_/ Form 11-K   /X/ Form 10-Q
              /_/ Form 10-D   /_/ Form N-SAR  /_/ Form N-CSR

For Period Ended:                   April  30, 2006
                 ---------------------------------------------------------------

/_/ Transition Report on Form 10-K
/_/ Transition Report on Form 20-F
/_/ Transition Report on Form 11-K
/_/ Transition Report on Form 10-Q
/_/ Transition Report on Form N-SAR

For the Transition Period Ended:
                                ------------------------------------------------

     READ ATTACHED  INSTRUCTION  SHEET BEFORE  PREPARING  FORM.  PLEASE PRINT OR
TYPE.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant               SteelCloud, Inc.
                       ---------------------------------------------------------


Former Name if
Applicable
                         -------------------------------------------------------


Address of Principal Executive Office (STREET AND NUMBER) 14040 PARK CENTER ROAD
                                                         -----------------------

City, State and Zip Code         HERNDON, VIRGINIA 20171
                        --------------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to an internal investigation by the Audit Committee of the Registrant's Board of Directors, the Registrant's auditors were unable to complete their review of the Registrant's quarterly report on Form 10-Q and financial statements for the quarter ended April 30, 2006, by the due date for the filing of such report. The Registrant does not anticipate that the results of the investigation will have any direct effect on its financial results, including its financial results for the quarter ended April 30, 2006. Based on information available at this time, the Registrant cannot predict when it will file its quarterly report on Form 10-Q, though the Registrant will endeavor to file the report by the close of business on June 19, 2006.



                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

         Kevin Murphy                        (703)               674-5530
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           (Name) (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          SteelCloud, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     June 15, 2006               By /s/ Kevin Murphy
     ----------------------             ----------------------------------------
                                        Name:  Kevin Murphy
                                        Title: Chief Financial Officer

          INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. (SEE 18 U.S.C. 1001).